UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

049430119

(CUSIP Number)

September 29, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
AVS Holdings Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
776,197
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
776,197
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,197(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.82%(2)
12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A common stock”), which may be issuable to the Reporting Person upon the exchange of 776,197 units (“Opco Units”) representing ownership interests in Atlas TC Holdings LLC, a wholly-owned subsidiary of the Issuer (“Holdings”), together with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B common stock”), pursuant to the amended and restated limited liability company agreement of Holdings (the “Holdings LLC Agreement”).
(2)	Based on 6,569,231 shares of Class A common stock, assuming (i) 5,793,034 shares of Class A common stock outstanding as of September 30, 2020, and (ii) 776,197 shares of Class A common stock issuable to the Reporting Person upon the exchange of 776,197 Opco Units (together with an equal number of shares of Class B common stock).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Patrick Lowry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
776,197
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
776,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,197(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.82%(2)
12	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Represents shares of the Class A common stock, which may be issuable to the Reporting Persons upon the exchange of 776,197 Opco Units, together with an equal number of shares of Class B common stock, pursuant to the Holdings LLC Agreement.
(2)	Based on 6,569,231 shares of Class A common stock, assuming (i) 5,793,034 shares of Class A common stock outstanding as of September 30, 2020, and (ii) 776,197 shares of Class A common stock issuable to the Reporting Person upon the exchange of 776,197 Opco Units (together with an equal number of shares of Class B common stock).

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Atlas Technical Consultants, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Atlas Technical Consultants, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

13215 Bee Cave Parkway

Bldg. B, Ste. 230

Austin, TX 78738

Item 2.

(a)	Name of Person Filing:

AVS Holdings Services Inc., a California corporation

Patrick Lowry

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for all persons filing is:

555 12th St., Suite 910

Oakland, CA 94607

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.0001 per share.

(e)	CUSIP No.:

049430119

Item 3.	Type of Filing

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The ownership percentages reported in this Schedule 13G are based on 6,569,231 shares of Class A common stock outstanding, assuming (i) 5,793,034 shares of Class A common stock outstanding as of September 30, 2020, and (ii) 776,197 shares of Class A common stock issuable to the Reporting Person upon the exchange of 776,197 units (“Opco Units”) representing ownership interests in Atlas TC Holdings LLC, a wholly-owned subsidiary of the Issuer (“Holdings”), together with an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B common stock”) of the Issuer, pursuant to the amended and restated limited liability company agreement of Holdings (the “Holdings LLC Agreement”).

AVS Holdings Services Inc. (“AVS”) directly holds 776,197 Opco Units (together with an equal number of shares of Class B common stock) and may be deemed to beneficially own 776,197 shares of Class A common stock issuable upon the exchange of such Opco Units and Class B common stock, which represents 11.82% of the total number of shares of Class A common stock outstanding following such redemption.

Mr. Lowry is the President of AVS, and by reason of the provisions of Rule 16a-1 of the Exchange Act, Mr. Lowry may be deemed to have an indirect pecuniary interest in the securities held directly by AVS. Mr. Lowry disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in AVS, and this report shall not otherwise be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(b)	Percent of class:

See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2020

AVS HOLDING SERVICES INC.

By:	/s/ Patrick Lowry
Name:	Patrick Lowry
Title:	Director

PATRICK LOWRY

By:	/s/ Patrick Lowry
Name:	Patrick Lowry

EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated as of October 8, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.